UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 32)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05329W102

(CUSIP Number)

Amanda N. Persaud Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 30, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05329W102	Page	2	of	15

1	NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,630,644
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,630,644
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,399,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	05329W102	Page	3	of	15

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,526
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,526
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,399,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	05329W102	Page	4	of	15

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,692,116
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,692,116
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,399,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	05329W102	Page	5	of	15

1	NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,409,968
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,409,968
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,399,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	05329W102	Page	6	of	15

1	NAME OF REPORTING PERSON CBL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,080,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,080,682
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,399,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	05329W102	Page	7	of	15

1	NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,545
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,956
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,399,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	05329W102	Page	8	of	15

1	NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,322,760
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,322,760
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,399,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	05329W102	Page	9	of	15

1	NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,526
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,526
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,399,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	05329W102	Page	10	of	15

1	NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,037,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,802,818
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,399,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No.	05329W102	Page	11	of	15

1	NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 362,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 278,579
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,399,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

Page	12	of	15

This Amendment No. 32 to Schedule 13D (this “Amendment No. 32”) relates to shares of common stock, par value $0.01 per share (“Shares”), of AutoNation, Inc. (the “Issuer”).  This Amendment No. 32 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc., a Delaware corporation (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  ESL, Institutional, Investors, Investments, CBL, Tynan, RBS, RBSIM, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.”  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment No. 32 to report: (a) a distribution of Shares on a pro rata basis to limited partners that elected in 2011 to redeem their interests in ESL; and (b) a distribution of Shares on a pro rata basis to RBS, the managing member of Investors, in connection with the restructuring of Investors and the termination of RBS’s pecuniary interest in Investors, decreasing the amount of Shares that the Filing Persons may be deemed to beneficially own by an amount greater than one percent of the outstanding Shares of the Issuer .

Item 5.      Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b)     As of 12-30-2011, the Filing Persons may be deemed to beneficially own an aggregate of 73,399,541 Shares (approximately 52.5% of the outstanding Shares based on the Issuer having 139,898,186 Shares outstanding on 10-19-2011, as disclosed in the Issuer’s last quarterly report on Form 10-Q filed 10-21-2011.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	73,399,541 (1)	52.5%	36,630,644	0	36,630,644	0
ESL Institutional Partners, L.P.	73,399,541 (1)	52.5%	6,526	0	6,526	0
ESL Investors, L.L.C.	73,399,541 (1)	52.5%	12,692,116	0	12,692,116	0
ESL Investments, Inc.	73,399,541 (1)	52.5%	54,409,968 (2)	0	54,409,968 (2)	0
CBL Partners, L.P.	73,399,541 (1)	52.5%	5,080,682	0	5,080,682	0
Tynan, LLC	73,399,541 (1)	52.5%	83,545	0	60,956 (3)	0
RBS Partners, L.P.	73,399,541 (1)	52.5%	49,322,760 (4)	0	49,322,760 (4)	0
RBS Investment Management, L.L.C.	73,399,541 (1)	52.5%	6,526 (5)	0	6,526 (5)	0
Edward S. Lampert	73,399,541 (1)	52.5%	73,037,300 (6)	0	57,802,818 (3)	0
William C. Crowley	73,399,541 (1)	52.5%	362,241 (7)	0	278,579 (3)	0

(1)       This number consists of 36,630,644 Shares held by ESL, 6,526 Shares held by Institutional, 12,692,116 Shares held in an account established by the investment member of Investors, 5,080,682 Shares held by CBL, 83,545 Shares held by Tynan, 18,627,332 Shares held by Mr. Lampert, 98,696 Shares held by Mr. Crowley and 180,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(2)       This number consists of 36,630,644 Shares held by ESL, 6,526 Shares held by Institutional, 12,692,116 Shares held in an account established by the investment member of Investors and 5,080,682 Shares held by CBL.

(3)       This number excludes shares subject to the Lock-Up Agreement described herein.

(4)       This number consists of 36,630,644 Shares held by ESL and 12,692,116 Shares held in an account established by the investment member of Investors.

Page	13	of	15

(5)       This number consists of 6,526 Shares held by Institutional.

(6)       This number consists of 36,630,644 Shares held by ESL, 6,526 Shares held by Institutional, 12,692,116 Shares held in an account established by the investment member of Investors, 5,080,682 Shares held by CBL and   18,627,332 Shares held by Mr. Lampert.

(7)       This number consists of 83,545 Shares held by Tynan, 98,696 Shares held by Mr. Crowley and 180,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

 (c)   On December 30, 2011, ESL distributed 5,560,368 Shares on a pro rata basis to limited partners that elected in 2011 to redeem their interests in ESL.

         On December 29, 2011, Investors distributed 190,285 Shares on a pro rata basis to RBS, the managing member of Investors (of which 186,939 Shares were then distributed to Mr. Lampert and 3,346 Shares to Mr. Crowley), in connection with the restructuring of Investors and the termination of RBS’s pecuniary interest in Investors.

         There have been no transactions in Shares by any of the Filing Persons in the past sixty days by the Filing Persons.

(d)    Not applicable.

(e)    Not applicable.

Page	14	of	15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1-3-2012

ESL PARTNERS, L.P.

By:         RBS Partners, L.P., as its general partner

By:         ESL Investments, Inc., as its general partner

By:            /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:         RBS Investment Management, L.L.C., as its general partner

By:         ESL Investments, Inc., as its manager

By:             /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTORS, L.L.C.

By:         RBS Partners, L.P., as its manager

By:         ESL Investments, Inc., as its general partner

By:            /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENTS, INC.

By:            /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

Page	15	of	15

CBL PARTNERS, L.P.

By:         ESL Investments, Inc., as its general partner

By:           /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:           /s/ William C. Crowley
Name:  William C. Crowley
Title:  Manager

RBS PARTNERS, L.P.

By:         ESL Investments, Inc., as its general partner

By:           /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:         ESL Investments, Inc., as its manager

By:            /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

  /s/ Edward S. Lampert
Edward S. Lampert

WILLIAM C. CROWLEY

  /s/ William C. Crowley
William C. Crowley